Exhibit 12.1

ECOLAB INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions, except ratios)

	Year Ended December 31
	2017	2016	2015	2014	2013
Earnings
Pre-tax income from continuing operations before income or loss from equity investees	$1,764.8	$1,650.4	$1,317.7	$1,698.4	$1,298.3

Fixed charges, as computed below	354.3	359.1	327.4	347.0	343.5

Total earnings including fixed charges	$2,119.1	$2,009.5	$1,645.1	$2,045.4	$1,641.8

Fixed Charges
Interest expense and amortization of debt premiums and discounts related to indebtedness	$274.6	$285.4	$253.7	$268.0	$272.8
Appropriate portion (1/3) of rentals representative of the interest factor	79.7	73.7	73.7	79.0	70.7

Total fixed charges	$354.3	$359.1	$327.4	$347.0	$343.5

Ratio of earnings to fixed charges	5.98	5.60	5.03	5.89	4.78